Exhibit 99.1

FUNTALK CHINA HOLDINGS LIMITED INDEPENDENT COMMITTEE INFORMED OF FINANCING IN PRINCIPLE BY PAG ASIA CAPITAL

BEIJING, April 13, 2011 -- Funtalk China Holdings Limited (the “Company” or “Funtalk”) (Nasdaq: FTLK), a leading China-based retailer and wholesale distributor of wireless communications devices, accessories and content, announced today that ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holding Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited (collectively, the “Consortium”) have informed the Independent Committee of the Company’s Board of Directors, formed to consider a proposal by the Consortium to acquire all of the outstanding ordinary shares of the Company not already owned by the Consortium in a “going-private” transaction (the “Proposed Transaction”), that they have entered discussions with PAG Asia Capital, which has agreed in principle to lead a group of investors who have expressed interest in providing the Consortium with financing in the form of equity or equity-linked securities in connection with the Proposed Transaction.

The proceeds of such financing may be used for, among other purposes, paying consideration to the Company's shareholders, paying transaction-related expenses and funding potential future growth and ongoing working capital needs of the Company following the closing. The agreement in principle to provide any of the financing described herein is subject to, among other conditions, the satisfactory completion of due diligence by the investor group which will provide such financing, execution of mutually satisfactory definitive documentation regarding the Proposed Transaction involving the Company and such financing, and no material adverse change occurring with respect to the Company.

PAG Asia Capital and ARCH Digital Holdings Ltd. are both affiliates of PAG.

About Funtalk China Holdings Ltd.

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

ICR, Inc.
Bill Zima
Tel: +86-10-6583-7511
Or: +1-203-682-8233
Email: bill.zima@icrinc.com

Funtalk China Holdings Ltd. (China)
Riva Zhang
Investor Relations Manager
Tel: +86-10-5709-1192
Email: ir@funtalk.cn

SOURCE Funtalk China Holdings Limited

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